Mary Catherine Malley
Partner
Direct Dial: 716.848.1350
Direct Facsimile: 716.849.0349
mmalley@hodgsonruss.com

January 19, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Ms. Effie Simpson
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

Dear Ms. Simpson:

                Re:         8-K/A-1 filed January 19, 2005
                              File No. 0-49635

                On behalf of our client, Minrad International, Inc. (the "Company"), we are filing this amendment No. 1 to the Form 8-K filed on December 21, 2004, to respond to your comment letter dated January 11, 2005. We have amended the Form 8-K to: (1) respond to your comments pertaining to Item 4.01, (2) to clarify prior disclosure under Items 2.01, 3.02, 5.01, and 8.01, and (3) to report a change in the fiscal year end of Minrad International, Inc. under Item 5.03 which change was approved by its Board of Directors on January 13, 2005.

                We have included our responses to your numbered comments below:

Former Accountant

1.	In accordance with Item 304(a)(1)(i) of Regulation S-B, the Company has revised Item 4.01 to disclose the name of the former accountant, Clancy and Co., P.L.L.C. of Phoenix, Arizona, and the fact that the former accountant was dismissed on December 20, 2004, following the merger of Technology Acquisition Corporation and Minrad Inc. on December 17, 2004.

2.	In accordance with Item 304(a)(1)(ii) of Regulation S-B, the Company has revised Item 4.01 to disclose that the accountant's report on the financial statements for either of the past two years did not contain any adverse opinion or disclaimer of opinion and that these financial statements were not modified as to uncertainty, audit scope or accounting principles, other than an explanatory paragraph regarding the substantial doubt about the Registrant's ability to continue as a going concern.

3.	In accordance with Item 304(a)(1)(iv)(A) and (B) of Regulation S-B, the Company has revised Item 4.01 to disclose that there were no disagreements with its former auditor, Clancy and Co., during the fiscal years ended March 31, 2003 and March 31, 2004 nor during the interim period from April 1, 2004 through December 17, 2004.

Engagement of New Accountant

4.	The Company has expanded the disclosure under Item 4.01 to comply with Item 304(a)(2) of Regulation S-B and to state that the new accountant was engaged by Minrad prior to the merger as its auditor on January 21, 2004.
Other

5.	The Company acknowledges that:

• it is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                If you have any questions or require any additional information regarding this letter, please contact the undersigned at 716.848.1350 or Mr. Ward Hinkle at 716.848.1281.

                                                                                   Very truly yours,

                                                                                    /s/ Mary Catherine Malley

                                                                                   Mary Catherine Malley

MCM/dlc

cc:    Bob Benton (Senior Accountant, Division of Corporation Finance)
        William H. Burns, Jr.
        Richard P. Tamulski